FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 31, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

4TH QUARTER 2007 UNAUDITED RESULTS

•        Royal Dutch Shell’s fourth quarter 2007 earnings, on a current cost of supplies (CCS) basis, were $6.7 billion compared to $6.0 billion a year ago. Basic CCS earnings per share increased by 13% versus the same quarter a year ago.

• Full year 2007 CCS earnings were $27.6 billion compared to $25.4 billion for the full year 2006. Basic CCS earnings per share for the full year 2007 increased by 11% when compared to 2006.

•        A fourth quarter 2007 dividend has been announced of $0.36 per share, an increase of 11% over the US dollar dividend for the same period in 2006. From 2007 onwards the Group has been declaring its dividends in US dollars rather than in euros.

• The first quarter 2008 dividend is expected to be declared at $0.40 per share, an increase of 11% compared to the first quarter dividend of 2007.
• $1.5 billion or 0.6% of Royal Dutch Shell shares were bought back for cancellation during the quarter. Shares bought back for cancellation in 2007 totalled $4.4 billion or 1.7% of the shares.

Royal Dutch Shell Chief Executive Jeroen van der Veer commented: “Overall these are satisfactory results. We made good progress in 2007, launched new projects upstream and downstream, and achieved exploration successes. In the fourth quarter, we continued to see weak refining margins. We are proceeding with the rejuvenation of our portfolio with investment in new legacy assets, and through disposals. The execution of our strategy is on track.”

SUMMARY UNAUDITED RESULTS

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%

8,467	6,916	5,283	+60	Income attributable to shareholders	31,331	25,442	+23
1,783	524	(732)		Less: Estimated CCS adjustment for Oil Products and Chemicals (see note 2)	3,767	77
6,684	6,392	6,015	+11	CCS earnings	27,564	25,365	+9

1.36	1.10	0.84	+62	Basic earnings per share ($)	5.00	3.97	+26
0.29	0.08	(0.11)		Less: Estimated CCS adjustment per share ($)	0.60	0.01
1.07	1.02	0.95	+13	Basic CCS earnings per share ($)	4.40	3.96	+11

0.36	0.36	0.325	+11	Dividend per ordinary share ($)[2]	1.44	1.27	+13

[1]	Q4 on Q4 change
[2]

From 2007 onwards dividends are declared in US dollars. 2006 dividends were declared in euros and translated, for comparison purposes, to US dollars (based on the US dollar dividend of American Depositary Receipts converted to ordinary shares in the applicable period).

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, 4366849, Shell Centre, London, SE1 7NA, UK

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KEY FEATURES OF THE FOURTH QUARTER 2007 AND FULL YEAR 2007

•	Fourth quarter 2007 CCS earnings were $6,684 million or 11% higher than in the same quarter a year ago. Full year 2007 CCS earnings were $27,564 million or 9% higher than in 2006.

•	Fourth quarter 2007 reported income was $8,467 million or 60% higher than in the same quarter a year ago. Full year 2007 reported income was $31,331 million or 23% higher than in 2006.

•	Basic CCS earnings per share increased by 13% versus the same quarter a year ago. Full year 2007 basic CCS earnings per share increased 11% when compared to 2006.

•	Total cash returned to shareholders in the form of dividends and share repurchases in the fourth quarter 2007 was $3.9 billion, bringing the total for the full year 2007 to $13.4 billion.

•

Cash flow from operating activities was $5.3 billion compared to $6.0 billion in the fourth quarter 2006. Excluding working capital movements and taxation effects, cash flow from operating activities was $9.9 billion compared to $8.8 billion a year ago. Full year 2007 cash flow from operating activities was $34.5 billion compared to $31.7 billion in 2006. Adjusted for working capital movements and taxation effects, cash flow from operating activities for the full year 2007 was $39.5 billion, similar to full year 2006.

•

Capital investment for the fourth quarter 2007 was $8.5 billion. Full year 2007 capital investment was $26.6 billion, excluding the minority share of Sakhalin of $0.5 billion, with an additional $7.1 billion used for the acquisition of the minority shares of Shell Canada. Approximately $9.9 billion of proceeds were realised from divestments. Net capital investment (capital investment, including acquisition of minority interests, less divestment proceeds and the minority share of Sakhalin) for the full year 2007 was $23.8 billion. Net capital investment for 2008 is expected to be in the range of $24—$25 billion, broadly unchanged from 2007 levels.

•	Return on average capital employed (ROACE), on a reported income basis (see note 3), was 24.4%.

•	Gearing (see note 5) was 16.3% at the end of 2007 versus 14.8% at the end of 2006.

•

Oil and gas production, including oil sands production, for the fourth quarter 2007 was 3,436 thousand barrels of oil equivalent per day (boe/d), compared to 3,645 thousand boe/d in the same quarter last year. Full year 2007 oil and gas production, including oil sands production, was 3,315 thousand boe/d, compared to 3,473 thousand boe/d in 2006. Excluding the impact of divestments, contractual settlements and production sharing contract (PSC) pricing effects, fourth quarter 2007 production increased by 1% compared to the same quarter last year and full year 2007 production decreased by 2% compared to 2006 levels.

•

Liquefied Natural Gas (LNG) equity sales volumes of 3.34 million tonnes were in line with the same quarter a year ago. Full year 2007 equity LNG sales were 13.18 million tonnes, up 9% compared to 12.12 million tonnes in 2006.

•

Oil Products refinery availability remained relatively stable at 94% compared to the fourth quarter of 2006 (91% for the full year 2007 versus 92% in 2006). Chemicals manufacturing plant availability was 93% compared to 87% in the fourth quarter 2006 (93% for the full year 2007 versus 90% in 2006). Oil Sands upgrader availability was 79%, compared to 98% in the same quarter last year (89% for the full year 2007 versus 99% in 2006).

SUMMARY UNAUDITED RESULTS

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%
4,867	3,327	3,536		Exploration & Production[2]	14,686	14,544
631	568	579		Gas & Power[3]	2,781	2,633
82	183	174		Oil Sands[2]	582	651
876	1,651	1,469		Oil Products (CCS basis)	6,951	7,027
348	360	273		Chemicals (CCS basis)	1,682	1,095
(4)	413	249		Corporate[3]	1,387	294
(116)	(110)	(265)		Minority interest	(505)	(879)

6,684	6,392	6,015	+11	CCS earnings	27,564	25,365	+9

[1]	Q4 on Q4 change
[2]

As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 are reclassified by the amounts reported under the Oil Sands segment.

[3]

As from 2007, the Gas & Power earnings include earnings generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments. For comparison purposes, the fourth quarter 2006 and the full year 2006 results were reclassified and were impacted by $(3) million and $(17) million in the Gas & Power segment and by $3 million and $17 million in the Corporate segment, respectively.

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SUMMARY OF IDENTIFIED ITEMS

Earnings in the fourth quarter 2007 reflected the following items, which in aggregate amounted to a net gain of $963 million (compared to a net gain of $515 million in the fourth quarter 2006) as summarised in the table below:

•

Exploration & Production earnings included a net gain of $715 million, reflecting net divestment gains of $1,514 million and tax credits of $233 million mainly related to tax rate changes in Canada and Italy. These gains were partly offset by tax impacts of $173 million, an asset impairment of $60 million in the USA, $83 million related to the mark-to-market valuation impact of certain UK gas contracts and an aggregate charge of $716 million regarding Nigeria, mainly relating to the onshore assets, including impairments and provisions arising from funding and the security situation. Earnings for the fourth quarter 2006 included a net gain of $387 million reflecting both divestment gains and the mark-to-market valuation of certain UK gas contracts, partly offset by tax effects and pension costs.

•	Gas & Power earnings included a charge of $7 million related to the mark-to-market valuation impact of certain gas contracts.

•	Oil Sands earnings included a gain of $94 million related to a tax rate change in Canada.

•

Oil Products earnings included a net gain of $177 million, reflecting a net gain of $124 million mainly related to an impairment reversal in France, and tax gains of $220 million related to tax rate changes in Canada and Germany, which were partly offset by legal and environmental provisions of $167 million. Earnings for the fourth quarter 2006 included a net gain of $103 million reflecting tax effects partly offset by pension costs.

•

Chemicals earnings included a net charge of $46 million, reflecting a charge of $50 million mainly related to an impairment in France, which was partly offset by $4 million related to a tax rate change in Canada. Earnings for the fourth quarter 2006 included net charges of $83 million from legal costs and pension costs partly offset by tax effects.

•	Corporate earnings included a gain of $30 million related to interest income on divestment receivables. Earnings for the fourth quarter 2006 included $108 million related to net tax credits.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
			Segment earnings impact of identified items:
715	130	387	Exploration & Production	1,102	521
(7)	(4)	—	Gas & Power	275	—
94	—	—	Oil Sands	94	120
177	121	103	Oil Products (CCS basis)	327	38
(46)	18	(83)	Chemicals (CCS basis)	(28)	(113)
30	—	108	Corporate	489	(206)
—	—	—	Minority interest	—	(41)
963	265	515	CCS earnings impact	2,259	319

These items generally relate to events with an impact of greater than $50 million on Shell Group earnings and are shown to provide additional insight into the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section ‘Earnings per industry segment’ on page 4 and onwards.

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EARNINGS PER INDUSTRY SEGMENT

EXPLORATION & PRODUCTION

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[2]			2007	2006	%

4,867	3,327	3,536	+38	Segment earnings [3]	14,686	14,544	+1

1,798	1,792	2,095	-14	Crude oil production (thousand b/d) [1]	1,818	1,948	-7
9,185	7,329	8,377	+10	Natural gas production available for sale (million scf/d)	8,214	8,368	-2
3,381	3,055	3,539	-4	Barrels of oil equivalent (thousand boe/d) [1]	3,234	3,391	-5

[1]	Excludes oil sands bitumen production
[2]	Q4 on Q4 change
[3]

As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 are reclassified by the amounts reported under the Oil Sands segment.

Fourth quarter Exploration & Production segment earnings were $4,867 million compared to $3,536 million a year ago. Earnings included a net gain of $715 million related to identified items, when compared to a net gain of $387 million in the fourth quarter 2006 (see page 3 for details).

Earnings, when compared to the fourth quarter 2006, reflected the impact of higher oil and gas prices on revenues, which was partly offset by lower production volumes, higher taxes and royalty charges and higher costs, reflecting current industry conditions. In addition, earnings were impacted by lower profits from the Sakhalin project, as a consequence of the partial divestment in the second quarter 2007.

Liquids realisations were 50% higher than in the fourth quarter 2006, following marker crudes Brent and WTI increases which were up 48% and 51% respectively. Global gas realisations were 19% higher than a year ago. Outside the USA gas realisations increased by 23% whereas in the USA gas realisations increased by 8%.

Fourth quarter 2007 production was 3,381 thousand barrels of oil equivalent per day compared to 3,539 thousand barrels of oil equivalent per day a year ago. Total crude oil production (excluding oil sands bitumen production) was down 14% and total natural gas production was up 10% when compared to the fourth quarter 2006. Fourth quarter 2007 production was impacted by a reduction of 53 thousand barrels of oil equivalent per day due to the resolution of contractual issues. Fourth quarter 2006 production benefited by 103 thousand barrels of oil equivalent per day also related to the resolution of contractual issues.

Production compared to the fourth quarter 2006 included increased volumes from West Salym (Shell share 50%) in Russia, Deimos (Shell share 71.5%) in the USA, Ormen Lange (Shell share 17%) in Norway, Changbei (Shell share 50%) in China, Merganser (Shell share 44%) in the United Kingdom and Stybarrow in Australia (indirect Shell share 17.1%).

Full year Exploration & Production segment earnings were $14,686 million compared to $14,544 million in 2006. Earnings included a net gain of $1,102 million related to identified items, when compared to a net gain of $521 million in 2006.

Earnings, when compared to full year 2006, reflected the impact of higher oil and gas prices on revenues, which was partly offset by lower production volumes, higher tax charges, higher exploration expenses and higher costs, reflecting current industry conditions. In addition, earnings were impacted by lower profits from the Sakhalin project, as a consequence of the partial divestment in the second quarter 2007.

Liquids realisations were 12% higher than in 2006, following marker crudes Brent and WTI increases which were up 11% and 9% respectively. Global gas realisations were 1% higher than a year ago. Outside the USA gas realisations were 5% higher than a year ago, whereas in the USA gas realisations decreased by 7%.

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Full year production was 3,234 thousand barrels of oil equivalent per day compared to 3,391 thousand barrels of oil equivalent per day in 2006. Total crude oil production (excluding oil sands bitumen production) was down 7% and total natural gas production was down 2% when compared to the full year 2006. Full year 2007 production was impacted by a reduction of 13 thousand barrels of oil equivalent per day due to the resolution of contractual issues. Full year 2006 production benefited by 27 thousand barrels of oil equivalent per day also related to the resolution of contractual issues.

Production compared to 2006 included increased volumes from Erha (Shell share 44%) in Nigeria, E8 and B12 (Shell share 50%) in Malaysia, West Salym (Shell share 50%) in Russia, Pohokura (Shell share 48%) in New Zealand, Changbei (Shell share 50%) in China, Merganser (Shell share 44%) in the United Kingdom, Enfield in Australia (indirect Shell share 21%), Stybarrow in Australia (indirect Shell share 17.1%) and Deimos (Shell share 71.5%) in the USA.

Fourth quarter portfolio developments

In Norway, Shell announced that on December 1, 2007 it assumed responsibility for operations in the recently opened Ormen Lange gas field. Production is expected to reach a peak of 70 million standard cubic metres per day, continuing for some 40 years.

In the Netherlands, through its joint venture, Nederlandse Aardolie Maatschappij B.V. (NAM), Shell announced the decision to resume oil production in the Schoonebeek field using new and innovative technology, with expected production of some 100 to 120 million barrels of oil in the coming 25 years.

In Australia, at the end of the third quarter, Shell agreed to sell a 25% interest in Australia’s NT/P48 Permit, which includes the Evans Shoal joint venture in the Timor Sea, offshore Australia’s Northern Territory, to Petroliam Nasional Berhad (PETRONAS). During the fourth quarter, in Malaysia, Shell signed a production sharing contract (PSC) with PETRONAS for the Kebabangan Cluster fields (Shell share 30%), enabling parties to conduct exploration, development and production of natural gas.

In China, Shell acquired a 55% equity interest in a coalbed methane venture in Shanxi Province, of which it will also become the operator.

In the USA, Shell completed the sales of the Barnett Shale and Wilcox assets.

In the United Kingdom, Shell agreed to sell the Dunlin Cluster fields in the North Sea.

During 2007 the Group made 11 material discoveries, which are located in Australia, Brunei, Kazakhstan, Malaysia, Nigeria and the USA. Shell also significantly increased its overall acreage position, especially through new exploration licenses in Australia, China, Colombia, Tunisia and the USA.

GAS & POWER

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%

631	568	579	+9	Segment earnings[2]	2,781	2,633	+6

3.34	3.29	3.34		Equity LNG sales volume (million tonnes)	13.18	12.12	+9

[1]	Q4 on Q4 change
[2]

As from 2007, the Gas & Power earnings include earnings generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments. For comparison purposes, the fourth quarter 2006 and the full year 2006 results were reclassified and were impacted by $(3) million and $(17) million respectively.

Fourth quarter Gas & Power segment earnings were $631 million compared to $579 million a year ago. Fourth quarter 2007 earnings included a charge of $7 million related to an identified item (see page 3 for details).

Earnings, when compared to the fourth quarter 2006, reflected higher realised LNG prices, which were partly offset by lower earnings from marketing and trading.

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LNG equity sales volumes of 3.34 million tonnes were in line with the same quarter a year ago.

Marketing and trading earnings were lower than the same quarter a year ago, reflecting less favourable market conditions in both North America and Europe.

Full year Gas & Power segment earnings were $2,781 million compared to $2,633 million in 2006. Earnings for the full year 2007 included a net gain of $275 million related to identified items.

Earnings, when compared to the full year 2006, reflected growth in LNG equity sales volumes, higher realised LNG prices and gains from divestments, which were partly offset by lower marketing and trading earnings.

LNG equity sales volumes of 13.18 million tonnes were 9% higher than in 2006, mainly driven by increased gas supply to the Nigeria LNG venture.

Marketing and trading earnings were lower in 2007, reflecting the strong trading conditions in both Europe and North America in 2006.

Fourth quarter portfolio developments

In Germany, Shell has agreed to sell its share in the transport business of the German joint venture BEB Erdgas und Erdoel GmbH (BEB) including the technical operations to NV Nederlandse Gasunie (Gasunie). The deal is subject to regulatory approvals and is expected to be completed during 2008.

In the USA, a final investment decision was made for the construction of the 100 megawatt Phase II expansion of the Mount Storm wind farm (Shell share 50%). Phase I (164 megawatts) is expected to be completed in 2008.

In Nigeria, construction of the train 6 expansion of the Nigeria LNG venture (NLNG, Shell share 26%) was completed at year-end, increasing capacity by 4 million tonnes per annum (on a 100% basis). Project delivery was on budget, on time and completed with a good safety performance.

Two further coal gasification licences were sold in the quarter, the 16th in China and the first in Vietnam.

OIL SANDS

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%

82	183	174	-53	Segment earnings	582	651	-11

55	82	106	-48	Bitumen production (thousand b/d)	81	82	-1

97	121	171	-43	Sales volumes (thousand b/d)	125	133	-6

79	90	98		Upgrader availability (%)	89	99

[1]	Q4 on Q4 change

Fourth quarter Oil Sands segment earnings were $82 million compared to $174 million in the same quarter last year. Earnings for the fourth quarter 2007 included a gain of $94 million related to an identified item (see page 3 for details).

The mid-November fire at the Scotford Upgrader and subsequent shutdown significantly impacted earnings, production volumes and upgrader availability for the quarter. Operations restarted at the end of the quarter and production is expected to ramp up to full capacity during the first quarter 2008.

Earnings, when compared to the fourth quarter 2006, reflected lower production volumes, higher costs, largely associated with the upgrader repairs, and increased royalty charges following project payout in July 2007. These were partly offset by the impact of higher oil prices on revenues and a gain related to a Canadian tax rate change.

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Bitumen production, when compared to the same quarter last year, decreased by 48%. Upgrader availability decreased to 79% compared to 98% in the fourth quarter 2006, mainly as a consequence of the fire and the subsequent unplanned shutdown.

Full year Oil Sands segment earnings were $582 million compared to $651 million in 2006. Earnings for the full year 2007 included a gain of $94 million related to an identified item when compared to a gain of $120 million in 2006.

Earnings, when compared to the full year 2006, reflected higher operating and maintenance costs and increased royalty expenses, which were partly offset by the impact of higher oil prices.

Full year 2007 bitumen production, when compared to the full year 2006, was relatively unchanged.

Oil Sands upgrader availability decreased to 89% compared to 99% in 2006, mainly as a consequence of the mid-November fire at the Scotford Upgrader and subsequent shutdown.

Fourth quarter portfolio developments

In 2007 Shell acquired some 27,000 hectares of mineable leases compared to some 23,000 hectares acquired in 2006. In the past two years lease holdings have increased by some 50%.

OIL PRODUCTS

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%
2,556	2,153	791		Segment earnings	10,439	7,125
1,680	502	(678)		Less: Estimated CCS adjustment (see note 2)	3,488	98
876	1,651	1,469	-40	Segment CCS earnings	6,951	7,027	-1
3,812	3,887	3,890	-2	Refinery intake (thousand b/d)	3,779	3,862	-2
6,842	6,756	6,467	+6	Total Oil Products sales (thousand b/d)	6,625	6,485	+2
94	93	94		Refinery availability (%)	91	92

[1]	Q4 on Q4 change

Fourth quarter Oil Products segment earnings were $2,556 million compared to $791 million for the same period last year.

Fourth quarter Oil Products CCS segment earnings were $876 million compared to $1,469 million in the fourth quarter 2006. Earnings included a net gain of $177 million related to identified items, compared to a net gain of $103 million in the fourth quarter 2006 (see page 3 for details).

CCS earnings, when compared to the fourth quarter 2006, were mainly impacted by significantly lower realised refining margins and higher operating costs, which were partly offset by higher marketing margins. Trading contributions were at similar levels when compared to those in the fourth quarter 2006.

In Manufacturing, the industry refining margins, when compared to the same period a year ago, were higher in Europe and the eastern hemisphere, while refining margins declined in the US Gulf Coast and US West Coast. Refinery availability was similar to the fourth quarter 2006 at around 94%. However, realised refining margins were lower than the industry margins reflecting unplanned downtime in certain refinery conversion units, in particular the Bukom refinery in Singapore, and the narrowing of light-heavy oil price differentials.

In Marketing, when compared to the same period a year ago, earnings increased mainly due to higher retail and higher finished lubricants margins, which were partly offset by lower lubricants base oil margins. B2B earnings were similar to those a year ago.

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Marketing sales volumes were 2.2% higher than in the fourth quarter 2006. Excluding the impact of divestments, volumes were 3.5% higher than in the fourth quarter 2006, mainly because of higher retail and aviation sales.

Full year Oil Products segment earnings were $10,439 million compared to $7,125 million in 2006.

Full year Oil Products CCS segment earnings were $6,951 million compared to $7,027 million in 2006. Earnings for the full year 2007 included a net gain of $327 million related to identified items when compared to a net gain of $38 million in 2006.

CCS earnings, when compared to the full year 2006, were mainly impacted by lower realised refining margins, a lower trading contribution and higher operating costs, which were partly offset by higher marketing margins.

In Manufacturing, the industry refining margins, when compared to the same period a year ago, were higher in the US Gulf Coast, Europe and eastern hemisphere, while industry margins in the US West Coast declined. Full year refinery availability was 91% compared to 92% in 2006.

In Marketing, earnings increased when compared to 2006 due to higher retail, B2B and lubricant earnings.

Marketing sales volumes declined 1.1% when compared to volumes in 2006. Excluding the impact of divestments, volumes were 1.1% higher than in 2006, mainly because of higher retail sales.

CHEMICALS

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%
501	397	184		Segment earnings	2,051	1,064
153	37	(89)		Less: Estimated CCS adjustment (see note 2)	369	(31)
348	360	273	+27	Segment CCS earnings	1,682	1,095	+54
5,633	5,702	5,690	-1	Sales volumes (thousand tonnes)	22,555	23,137	-3
93	94	87		Manufacturing plant availability (%)	93	90

[1]	Q4 on Q4 change

Fourth quarter Chemicals segment earnings were $501 million compared to $184 million for the same period last year.

Fourth quarter Chemicals CCS segment earnings were $348 million compared to $273 million in the same quarter last year. Earnings included a net charge from identified items of $46 million compared to a net charge of $83 million in the fourth quarter 2006 (see page 3 for details).

CCS earnings, when compared to the fourth quarter 2006, reflected improved margins and lower fixed costs, which were partly offset by lower income from equity-accounted investments and reduced trading contributions.

Chemicals manufacturing plant availability increased to 93%, some 6% points higher than in the fourth quarter 2006, which was impacted by a heavy planned and extended maintenance programme in the USA and in Europe.

Full year Chemicals segment earnings were $2,051 million compared to $1,064 million in 2006.

Full year Chemicals CCS segment earnings were $1,682 million compared to $1,095 million in 2006. Earnings for the full year 2007 included a net charge of $28 million related to identified items compared to a net charge of $113 million in 2006.

Earnings, when compared to full year 2006, reflected higher margins, higher earnings from equity-accounted investments and lower fixed costs, which were partly offset by a reduced trading contribution. Earnings from equity-accounted investments included the first full year of operations of the Nanhai petrochemicals complex in China (Shell share 50%).

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Chemicals manufacturing plant availability increased to 93%, some 3% points higher than in 2006, which was impacted by a heavy planned maintenance programme in the USA and Europe.

CORPORATE

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
(4)	413	249	Segment earnings[1]	1,387	294

[1]

As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. For comparison purposes, the fourth quarter 2006 and the full year 2006 results were reclassified and are impacted by $3 million and $17 million respectively.

Fourth quarter Corporate segment results were a loss of $4 million compared to income of $249 million for the same period last year. Earnings for the fourth quarter 2007 included a gain of $30 million related to an identified item (see page 3 for details).

Earnings, when compared to the fourth quarter 2006, reflected lower tax credits and higher shareholder costs, which were partly offset by higher interest and insurance underwriting income.

Full year Corporate segment earnings were $1,387 million compared to $294 million in 2006. Earnings for the full year 2007 included a net gain of $489 million related to identified items when compared to a net charge of $206 million in 2006.

Earnings, when compared to 2006, reflected higher insurance underwriting income, improved interest and investment income and positive results from exchange rate movements, which were partly offset by lower tax credits. The full year 2007 earnings included gains on the sale of the equity portfolio held by the group insurance companies of some $404 million.

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PRICE AND MARGIN INFORMATION

OIL & GAS

Quarters				Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
$/bbl			Realised oil prices – Exploration & Production[1] (period average)	$/bbl
82.11	70.88	55.82	WOUSA	68.24	60.99
88.92	70.34	52.94	USA	66.49	58.53
82.96	70.81	55.37	Global	67.99	60.64

$/bbl			Realised oil prices – Oil Sands (period average)	$/bbl
71.45	69.31	47.03	Canada	61.97	53.93

$/thousand scf			Realised gas prices (period average)	$/thousand scf
8.15	6.69	7.63	Europe	7.24	6.94
5.64	4.07	4.59	WOUSA (including Europe)	4.61	4.41
7.45	6.53	6.87	USA	7.23	7.74
6.00	4.57	5.06	Global	5.14	5.08

			Oil and gas marker industry prices (period average)
88.35	74.84	59.59	Brent ($/bbl)	72.45	65.10
90.47	75.24	59.90	WTI ($/bbl)	72.16	66.04
89.00	77.11	57.21	Edmonton Par ($/bbl)	72.13	64.62
6.93	6.14	6.68	Henry Hub ($/MMBtu)	6.94	6.76
46.86	30.68	29.93	UK National Balancing Point (pence/therm)	30.01	41.93
76.24	70.91	60.97	Japanese Crude Cocktail – JCC ($/bbl)[2]	65.55	64.08

REFINING & CRACKER INDUSTRY MARGINS[3]

Quarters				Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
$/bbl			Refining marker industry gross margins (period average)	$/bbl
10.60	8.05	15.65	ANS US West Coast coking margin	15.95	16.05
9.65	15.40	10.00	WTS US Gulf Coast coking margin	16.30	14.55
4.35	3.50	2.05	Rotterdam Brent complex	4.45	3.15
1.95	2.50	1.10	Singapore 80/20 Arab light/Tapis complex	2.80	1.80
$/tonnes			Cracker industry margins (period average)	$/tonnes
356.00	351.50	415.50	US Ethane ($/tonne)	339.75	452.08
331.46	469.00	686.25	Western Europe naphtha ($/tonne)	436.99	459.06
10.00	288.33	598.33	North East Asia naphtha ($/tonne)	240.42	480.83

[1]

As from the fourth quarter 2007, the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production realised oil prices are reclassified for the presented periods.

[2]	JCC prices for the fourth quarter and full year 2007 are based on available market data up to the end of October 2007. Prices for these periods will be updated when full market data is available.
[3]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information.

Royal Dutch Shell plc      11

OIL & GAS – OPERATIONAL DATA

Quarters					Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%
thousand b/d				Crude oil production	thousand b/d
395	406	533		Europe	423	496
352	333	352		Africa	332	339
227	214	251		Asia Pacific	227	242
438	445	480		Middle East, Russia, CIS	433	455
310	314	349		USA	324	322
76	80	130		Other Western Hemisphere	79	94
1,798	1,792	2,095	-14	Total crude oil production excluding oil sands	1,818	1,948	-7
55	82	106		Bitumen production – oil sands	81	82
1,853	1,874	2,201	-16	Total crude oil production including oil sands	1,899	2,030	-6

million scf/d2				Natural gas production available for sale	million scf/d2
4,569	2,231	3,529		Europe	3,350	3,523
594	623	418		Africa	584	455
2,166	2,587	2,459		Asia Pacific	2,405	2,421
239	248	268		Middle East, Russia, CIS	250	291
1,138	1,131	1,173		USA	1,130	1,163
479	509	530		Other Western Hemisphere	495	515
9,185	7,329	8,377	+10		8,214	8,368	-2

thousand boe/d3				Total production in barrels of oil equivalent	thousand boe/d3
1,183	790	1,142		Europe	1,001	1,104
454	440	424		Africa	433	417
600	660	675		Asia Pacific	641	659
479	488	526		Middle East, Russia, CIS	476	505
506	509	551		USA	519	523
159	168	221		Other Western Hemisphere	164	183
3,381	3,055	3,539	-4	Total production excluding oil sands	3,234	3,391	-5
55	82	106		Bitumen production – oil sands	81	82
3,436	3,137	3,645	-6	Total production including oil sands	3,315	3,473	-5

[1]	Q4 on Q4 change
[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre
[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Royal Dutch Shell plc      12

OIL PRODUCTS AND CHEMICALS – OPERATIONAL DATA

Quarters					Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%
thousand b/d				Refinery processing intake	thousand b/d
1,803	1,813	1,800		Europe	1,731	1,732
821	852	791		Other Eastern Hemisphere	811	808
869	851	933		USA	879	956
319	371	366		Other Western Hemisphere	358	366
3,812	3,887	3,890	-2		3,779	3,862	-2

				Oil sales
2,051	2,176	2,232		Gasolines	2,178	2,206
802	768	732		Kerosenes	756	749
2,429	2,396	2,087		Gas/diesel oils	2,295	2,106
769	699	715		Fuel oil	704	747
791	717	701		Other products	692	677
6,842	6,756	6,467	+6	Total oil products *	6,625	6,485	+2

				*Comprising:
1,983	1,903	1,976		Europe	1,886	1,973
1,369	1,279	1,248		Other Eastern Hemisphere	1,283	1,227
1,485	1,544	1,398		USA	1,487	1,471
678	676	654		Other Western Hemisphere	672	657
1,327	1,354	1,191		Export sales	1,297	1,157

thousand tonnes				Chemical sales volumes by main product category [2]**	thousand tonnes
3,164	3,302	3,498		Base chemicals	12,968	14,146
2,467	2,399	2,188		First line derivatives	9,577	8,964
2	1	4		Other	10	27
5,633	5,702	5,690	-1		22,555	23,137	-3

				**Comprising:
2,190	2,225	2,233		Europe	8,908	9,361
1,457	1,376	1,474		Other Eastern Hemisphere	5,466	5,673
1,802	1,923	1,825		USA	7,469	7,464
184	178	158		Other Western Hemisphere	712	639

[1]	Q4 on Q4 change
[2]	Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

Royal Dutch Shell plc      13

NOTE

All amounts shown throughout this Report are unaudited.

First quarter results for 2008 are expected to be announced on April 29, 2008, second quarter results are expected to be announced on July 31, 2008 and third quarter results are expected to be announced on October 30, 2008. There will be a Group strategy update on March 17, 2008.

In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

Please refer to the Annual Report and Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 001-32575 and disclosure in our Forms 6-K, File No 001-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

January 31, 2008

APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES

STATEMENT OF INCOME (SEE NOTE 1)

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%
106,703	90,703	75,500		Revenue[2]	355,782	318,845
90,603	76,713	62,846		Cost of sales	296,697	262,989
16,100	13,990	12,654	+27	Gross profit	59,085	55,856	+6

4,880	3,843	4,648		Selling, distribution and administrative expenses	16,621	16,616
382	608	630		Exploration	1,712	1,562
2,376	1,912	1,661		Share of profit of equity accounted investments	8,234	6,671
(174)	(38)	(111)		Net finance costs and other (income)/expense	(1,590)	(279)
13,388	11,489	9,148	+46	Income before taxation	50,576	44,628	+13

4,755	4,448	3,635		Taxation	18,650	18,317
8,633	7,041	5,513	+57	Income for the period	31,926	26,311	+21

166	125	230		Income attributable to minority interest	595	869
8,467	6,916	5,283	+60	Income attributable to shareholders	31,331	25,442	+23

[1]	Q4 on Q4 change
[2]

Revenue is stated after deducting sales taxes, excise duties and similar levies of $21,552 million in Q4 2007, $20,830 million in Q3 2007, $18,993 million in Q2 2007, $17,305 million in Q1 2007, $17,764 million in Q4 2006, $18,472 million in Q3 2006, $17,984 million in Q2 2006 and $16,709 million in Q1 2006.

BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 8)

Quarters				Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
1.36	1.10	0.84	Earnings per share ($)	5.00	3.97
1.07	1.02	0.95	CCS earnings per share ($)	4.40	3.96

DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 8)

Quarters				Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
1.36	1.10	0.83	Earnings per share ($)	4.99	3.95
1.07	1.02	0.95	CCS earnings per share ($)	4.39	3.94

EARNINGS PER INDUSTRY SEGMENT (SEE NOTES 2 AND 4)

Quarters				$ million	Full Year
Q4 2007	Q3 2007	Q4 2006%[1]			2007	2006	%

				Exploration & Production[2]:
3,763	2,467	2,833	+33	- World outside USA	10,954	10,815	+1
1,104	860	703	+57	- USA	3,732	3,729	0
4,867	3,327	3,536	+38		14,686	14,544	+1

				Gas & Power[3]:
639	500	582	+10	- World outside USA	2,315	2,345	-1
(8)	68	(3)		- USA	466	288	+62
631	568	579	+9		2,781	2,633	+6

82	183	174	-53	Oil Sands[2]:	582	651	-11

				Oil Products (CCS basis):
789	1,316	1,254	-37	- World outside USA	5,090	5,322	-4
87	335	215	-60	- USA	1,861	1,705	+9
876	1,651	1,469	-40		6,951	7,027	-1

				Chemicals (CCS basis):
370	368	233	+59	- World outside USA	1,661	1,063	+56
(22)	(8)	40		- USA	21	32	-34
348	360	273	+27		1,682	1,095	+54

6,804	6,089	6,031	+13	Total operating segments	26,682	25,950	+3

				Corporate[3]:
12	122	1		- Interest and investment income/(expense)	875	76
82	57	93		- Currency exchange gains/(losses)	205	113
(98)	234	155		- Other - including taxation	307	105
(4)	413	249			1,387	294

(116)	(110)	(265)		Minority interest	(505)	(879)
6,684	6,392	6,015	+11	CCS earnings	27,564	25,365	+9

1,783	524	(732)		Estimated CCS adjustment for Oil Products and Chemicals	3,767	77
8,467	6,916	5,283	+60	Income attributable to shareholders of Royal Dutch Shell plc	31,331	25,442	+23

[1]	Q4 on Q4 change
[2]

As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 are reclassified by the amounts reported under the Oil Sands segment.

[3]

As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. The Wind and Solar businesses earnings are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the fourth quarter 2006 and the full year 2006 results were reclassified and are impacted by $(3) million and $(17) million in the Gas & Power segment and by $3 million and $17 million in the Corporate segment, respectively.

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 6)

	$ million
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Assets
Non-current assets:
Intangible assets	5,366	5,307	4,808
Property, plant and equipment	101,521	96,611	100,988
Investments:
- equity accounted investments	29,153	28,717	20,740
- financial assets	3,461	2,987	4,493
Deferred tax	3,253	3,375	2,968
Pre-paid pension costs	5,559	5,045	3,926
Other	5,760	5,903	5,468
	154,073	147,945	143,391
Current assets:
Inventories	31,503	27,906	23,215
Accounts receivable	74,238	61,636	59,668
Cash and cash equivalents	9,656	14,092	9,002
	115,397	103,634	91,885

Total assets	269,470	251,579	235,276

Liabilities
Non-current liabilities:
Debt	12,363	12,660	9,713
Deferred tax	13,039	13,665	13,094
Retirement benefit obligations	6,165	6,449	6,096
Other provisions	13,658	12,467	10,355
Other	3,893	3,797	4,325
	49,118	49,038	43,583
Current liabilities:
Debt	5,736	4,683	6,060
Accounts payable and accrued liabilities	75,697	63,224	62,556
Taxes payable	9,733	12,144	6,021
Retirement benefit obligations	426	338	319
Other provisions	2,792	2,126	1,792
	94,384	82,515	76,748

Total liabilities	143,502	131,553	120,331

Equity attributable to shareholders of Royal Dutch Shell plc	123,960	118,194	105,726

Minority interest	2,008	1,832	9,219
Total equity	125,968	120,026	114,945

Total liabilities and equity	269,470	251,579	235,276

SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTES 1 AND 7)

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006

			Cash flow from operating activities:
8,633	7,041	5,513	Income for the period	31,926	26,311
			Adjustment for:
5,551	4,798	3,157	- Current taxation	20,076	17,338
96	126	218	- Interest (income)/expense	550	716
3,840	2,842	3,306	- Depreciation, depletion and amortisation	13,180	12,615
(1,799)	(55)	(292)	- (Profit)/loss on sale of assets	(3,349)	(571)
(3,375)	(728)	643	- Decrease/(increase) in net working capital	(6,206)	(4,052)
(2,375)	(1,912)	(1,661)	- Share of profit of equity accounted investments	(8,233)	(6,671)
2,282	1,567	1,422	- Dividends received from equity accounted investments	6,955	5,488
(726)	(109)	219	- Deferred taxation and other provisions	(773)	1,833
(25)	346	51	- Other	(802)	(266)
12,102	13,916	12,576	Cash flow from operating activities (pre-tax)	53,324	52,741

(6,809)	(4,777)	(6,617)	Taxation paid	(18,863)	(21,045)

5,293	9,139	5,959	Cash flow from operating activities	34,461	31,696

			Cash flow from investing activities:
(8,013)	(5,550)	(7,065)	Capital expenditure	(24,576)	(22,922)
(519)	(644)	(317)	Investments in equity accounted investments	(1,852)	(851)
1,742	174	605	Proceeds from sale of assets	8,566	1,611
561	57	201	Proceeds from sale of equity accounted investments	1,012	282
(120)	35	55	Proceeds from sale of /(additions to) financial assets	1,055	22
353	292	238	Interest received	1,225	997
(5,996)	(5,636)	(6,283)	Cash flow from investing activities	(14,570)	(20,861)

			Cash flow from financing activities:
317	459	124	Net increase/(decrease) in debt with maturity period within three months	(455)	75
195	48	2,190	Other debt: New borrowings	4,565	4,263
(182)	(1,188)	(872)	Repayments	(2,796)	(2,232)
(312)	(282)	(344)	Interest paid	(1,235)	(1,296)
(52)	(10)	364	Change in minority interest	(6,757)	1,434
(1,538)	(1,463)	(1,390)	Net issue/(repurchase) of shares	(4,387)	(8,047)
			Dividends paid to:
(2,318)	(2,283)	(2,130)	- Shareholders of Royal Dutch Shell plc	(9,001)	(8,142)
(17)	(67)	(31)	- Minority interest	(203)	(289)
			Treasury shares:
124	200	118	- Net sales/(purchases) and dividends received	876	493
(3,783)	(4,586)	(1,971)	Cash flow from financing activities	(19,393)	(13,741)

50	58	57	Currency translation differences relating to cash and cash equivalents	156	178
(4,436)	(1,025)	(2,238)	Increase/(decrease) in cash and cash equivalents	654	(2,728)

14,092	15,117	11,240	Cash and cash equivalents at beginning of period	9,002	11,730

9,656	14,092	9,002	Cash and cash equivalents at end of period	9,656	9,002

CAPITAL INVESTMENT

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
			Capital expenditure:
			Exploration & Production[1]:
2,704	2,463	3,289	- World outside USA	10,320	13,767
1,321	721	694	- USA	3,403	2,006
4,025	3,184	3,983		13,723	15,773

			Gas & Power[2]:
862	706	681	- World outside USA	2,936	1,926
11	1	68	- USA	15	83
873	707	749		2,951	2,009

649	493	323	Oil Sands[1]	1,931	865

			Oil Products:
1,257	770	1,006	- World outside USA	3,141	2,944
123	80	146	- USA	530	419
1,380	850	1,152		3,671	3,363

			Chemicals:
419	312	254	- World outside USA	1,068	519
103	65	152	- USA	347	302
522	377	406		1,415	821

193	101	250	Corporate[2]	414	265

7,642	5,712	6,863	Total capital expenditure	24,105	23,096

			Exploration expense
193	183	235	- World outside USA	646	649
170	211	106	- USA	469	300
363	394	341		1,115	949

			New equity in equity accounted investments
237	615	226	- World outside USA	1,407	537
40	5	49	- USA	65	61
277	620	275		1,472	598

242	24	42	New loans to equity accounted investments	380	253

8,524	6,750	7,521	Total capital investment*[3]	27,072	24,896

			*Comprising:
4,630	3,934	4,417	- Exploration & Production[1]	15,919	17,079
1,091	901	940	- Gas & Power[2]	3,532	2,351
649	493	323	- Oil Sands[1]	1,931	865
1,438	942	1,178	- Oil Products	3,856	3,457
523	378	412	- Chemicals	1,419	877
193	102	251	- Corporate[2]	415	267
8,524	6,750	7,521		27,072	24,896

[1]

As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 were reclassified by the amounts reported under the Oil Sands segment.

[2]

As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its financial information no longer includes data related to the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continues to include some non-material businesses. The Wind and Solar businesses financial data are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the fourth quarter 2006 and the full year 2006 capital investment data were reclassified and are impacted by $113 million and $151 million in the Gas & Power segment and by $(113) million and $(151) million in the Corporate segment, respectively.

[3]	In addition to the above amounts, see Note 6 regarding accounting impacts related to the Shell Canada minority interest acquisition.

ADDITIONAL SEGMENTAL INFORMATION1

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
			Exploration & Production
4,867	3,327	3,536	Segment earnings	14,686	14,544
			Including:
382	608	630	- Exploration	1,712	1,562
2,848	1,891	2,240	- Depreciation, depletion & amortisation	9,338	8,672
1,278	733	804	- Share of profit of equity accounted investments	3,583	3,075

5,135	6,072	3,165	Cash flow from operations	24,348	21,956
(317)	853	(3,194)	Less: Net working capital movements and taxation paid/accrued	2,666	(3,198)
5,452	5,219	6,359	Cash flow from operations excluding net working capital movements and taxation paid/accrued	21,682	25,154

47,682	44,419	50,405	Capital employed	47,682	50,405

			Gas & Power
631	568	579	Segment earnings	2,781	2,633
			Including:
85	79	80	- Depreciation, depletion & amortisation	315	284
533	471	414	- Share of profit of equity accounted investments	1,852	1,509

295	316	448	Cash flow from operations	1,408	2,219
(420)	(265)	151	Less: Net working capital movements and taxation paid/accrued	(773)	(358)
715	581	297	Cash flow from operations excluding net working capital movements and taxation paid/accrued	2,181	2,577

19,383	17,565	17,909	Capital employed	19,383	17,909

			Oil Sands
82	183	174	Segment earnings	582	651
			Including:
42	42	53	- Depreciation, depletion & amortisation	166	172

208	405	353	Cash flow from operations	1,520	1,273
143	121	135	Less: Net working capital movements and taxation paid/accrued	818	554
65	284	218	Cash flow from operations excluding net working capital movements and taxation paid/accrued	702	719

4,603	4,283	3,048	Capital employed	4,603	3,048

[1]

Corporate segment information has not been included in the above table. Please refer to the Earnings per industry segment section for additional information. The above data does not consider Minority interest impacts on the segments.

ADDITIONAL SEGMENTAL INFORMATION[1] (continued)

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
			Oil Products
876	1,651	1,469	Segment CCS earnings	6,951	7,027
			Including:
607	606	587	- Depreciation, depletion & amortisation	2,440	2,580
328	394	308	- Share of profit of equity accounted investments	1,723	1,585
(1,605)	1,700	1,001	Cash flow from operations	3,682	3,593
(4,093)	(956)	197	Less: Net working capital movements and taxation paid/accrued	(6,885)	(4,963)
2,488	2,656	804	Cash flow from operations excluding net working capital movements and taxation paid/accrued	10,567	8,556
54,515	48,423	42,245	Capital employed	54,515	42,245

			Chemicals
348	360	273	Segment CCS earnings	1,682	1,095
			Including:
207	154	185	- Depreciation, depletion & amortisation	666	668
165	174	193	- Share of profit of equity accounted investments	694	494
688	618	772	Cash flow from operations	1,873	1,853
(219)	104	520	Less: Net working capital movements and taxation paid/accrued	(829)	475
907	514	252	Cash flow from operations excluding net working capital movements and taxation paid/accrued	2,702	1,378
10,571	10,240	8,468	Capital employed	10,571	8,468

[1]

Corporate segment information has not been included in the above table. Please refer to the Earnings per industry segment section for additional information. The above data does not consider Minority interest impacts on the segments.

NOTES

1. Accounting policies and basis of presentation

The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.

With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other Industry segments are reported within the Corporate segment. The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.

Purchases of minority interests in Group companies, and disposals of shares in Group companies while retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. The remaining accounting policies are set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2006 on pages 108 to 112.

2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.

On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.

3. Return on average capital employed (ROACE)

ROACE is defined as the sum of the current and previous three quarters’ income attributable to shareholders adjusted for Shell’s share of interest expense, after tax, as a percentage of Shell’s share of average capital employed for the period.

Components of the calculation are:

$ million	2007	2006
Income attributable to shareholders (four quarters)	31,331	25,442
Royal Dutch Shell share of interest expense after tax	641	662
ROACE numerator	31,972	26,104
Royal Dutch Shell share of capital employed—opening	120,235	102,917
Royal Dutch Shell share of capital employed—closing	141,770	120,235
Royal Dutch Shell share of capital employed—average	131,003	111,576
ROACE	24.4%	23.4%

4. Earnings per industry segment

Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments.

5. Gearing

The numerator and denominator in the gearing calculation, as demonstrated below, used by the Group are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (as applicable) which the Group believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.

$ million	Dec 31, 2007	Dec 31, 2006
Non-current debt	12,363	9,713
Current debt	5,736	6,060
Total debt	18,099	15,773
Add: Net present value of operating lease obligations	13,707	11,319
Unfunded retirement benefit obligations (after tax)	—	—
Less: Cash and cash equivalents in excess of operational requirements	7,356	7,102
Adjusted debt	24,450	19,990
Total equity	125,968	114,945
Total capital	150,418	134,935
Gearing ratio (adjusted debt as a percentage of total capital)	16.3%	14.8%

6. Equity

Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

$ million	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	—	—	—	31,331	31,331	595	31,926
Income/(expense) recognised directly in equity	—	—	4,933	—	4,933	27	4,960
Capital contributions from minority shareholders	—	—	—	—	—	748	748
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	(28)	(28)	(28)	(56)
Dividends paid	—	—	—	(9,001)	(9,001)	(203)	(9,204)
Treasury shares: net sales/(purchases) and dividends received	—	924	—	—	924	—	924
Shares repurchased for cancellation	(9)	—	9	(4,866)	(4,866)	—	(4,866)
Share-based compensation	—	—	386	—	386	—	386
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968

$ million	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
At December 31, 2005	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income for the period	—	—	—	25,442	25,442	869	26,311
Income/(expense) recognised directly in equity	—	—	4,671	—	4,671	38	4,709
Capital contributions from minority shareholders	—	—	—	—	—	1,601	1,601
Effect of Unification	—	—	154	—	154	—	154
Dividends paid	—	—	—	(8,142)	(8,142)	(289)	(8,431)
Treasury shares: net sales/(purchases) and dividends received	—	493	—	—	493	—	493
Shares repurchased for cancellation	(26)	—	26	(8,201)	(8,201)	—	(8,201)
Share-based compensation	—	—	385	—	385	—	385
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Consistent with the accounting policies disclosed in Note 1, the acquisition of the minority interest in Shell Canada in the first quarter 2007 was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. In the first half of 2007, the Group paid cash of $7.1 billion for shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at December 31, 2007 reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of RDS share options.

On April 18, 2007, Royal Dutch Shell signed and completed the Sale and Purchase agreement with OAO Gazprom for the transfer of 50% of its shares in Sakhalin Energy Investment Company Ltd, representing 27.5% of the total outstanding shares, for a sales price of $4.1 billion. In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan. As of the end of the first quarter 2007, 100% of the Sakhalin project net assets of approximately $15 billion were presented in the Group balance sheet, offset by a minority interest of $6.7 billion representing the partners’ 45% interest in the project. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc no longer include the separate assets, liabilities and associated minority interest of the Sakhalin project, resulting in a net gain of $0.2 billion which is included in the income statement. The Group’s net asset position in the project is now accounted for as a single line item equity accounted investment.

7. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

Quarters			$ million	Full Year
Q4 2007	Q3 2007	Q4 2006		2007	2006
5,293	9,139	5,959	Cash flow from operating activities	34,461	31,696
5,551	4,798	3,157	Current taxation	20,076	17,338
(3,375)	(728)	643	Decrease/(increase) in net working capital	(6,206)	(4,052)
(6,809)	(4,777)	(6,617)	Taxation paid	(18,863)	(21,045)
9,926	9,846	8,776		39,454	39,455

8. Basis for Royal Dutch Shell earnings per share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,342.9 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.

Basic earnings per share calculations are based on the following weighted average number of shares:

millions	Q4 2007	Q3 2007	Q4 2006	Full Year 2007	Full Year 2006
Royal Dutch Shell shares of €0.07	6,225.3	6,261.7	6,314.8	6,263.8	6,413.4

Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently in-the-money.

millions	Q4 2007	Q3 2007	Q4 2006	Full Year 2007	Full Year 2006
Royal Dutch Shell shares of €0.07	6,248.8	6,285.8	6,341.9	6,283.8	6,440.0

Basic shares outstanding at the end of the following periods are:

millions	Q4 2007	Q3 2007	Q4 2006
Royal Dutch Shell shares of €0.07	6,210.4	6,245.3	6,298.8

One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

Contacts:

- Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 212 218 3113

- Media: Europe: +44 (0)20 7934 3505

Royal Dutch Shell plc

Fourth Quarter 2007—Key Financial Data in dollars, euros and pounds sterling

Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2007	2006	%		2007	2006	%	2007	2006	%

			Revenue
106,703	75,500	+41	Fourth quarter	73,710	58,580	+26	52,146	39,441	+32
355,782	318,845		Full year	245,774	247,392		173,871	166,565

			Income attributable to shareholders
8,467	5,283	+60	Fourth quarter	5,849	4,099	+43	4,138	2,760	+50
31,331	25,442		Full year	21,643	19,740		15,311	13,291

			CCS Earnings
6,684	6,015	+11	Fourth quarter	4,617	4,667	-1	3,266	3,142	+4
27,564	25,365		Full year	19,041	19,681		13,471	13,251

			Total Equity
125,968	114,945	+10	Fourth quarter	85,633	87,335	-2	63,097	58,622	+8

			Capital Investment
8,524	7,521	+13	Fourth quarter	5,888	5,836	+1	4,166	3,929	+6
27,072	24,896		Full year	18,701	19,317		13,230	13,006

Income attributable to Shareholders

	Q4		Q3	Q4
Per Ordinary Share	2007		2007	2006

ROYAL DUTCH SHELL PLC		$1.36	1.10	0.84
	euro	0.94	0.80	0.65
	pence	66.47	54.69	43.71

Notes:

1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2007	2006	2007	2006
Fourth quarter average rate	0.6908	0.7759	0.4887	0.5224
Fourth quarter end rate	0.6798	0.7598	0.5009	0.5100

2.	CCS earnings is earnings on an estimated current cost of supplies basis.
3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.
4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.
5.	Previous periods are adjusted for discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

Date: January 31, 2008